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EXHIBIT (a)(1)(G)

LYONDELLBASELL INDUSTRIES N.V.

NOTICE TO CERTAIN HOLDERS OF STOCK OPTIONS
RE: OFFER TO PURCHASE ORDINARY SHARES OF LYONDELLBASELL INDUSTRIES N.V.

June 10, 2019

        As you may already know, LyondellBasell Industries N.V. ("LyondellBasell") has recently announced a tender offer to purchase up to 37,000,000 of its issued and outstanding ordinary shares, €0.04 par value per ordinary share, at a price that is the lesser of (i) a price not greater than $88.00 nor less than $77.00 per ordinary share, and (ii) a price that equals 110% of the Daily VWAP (as defined below) on the expiration date for the Tender Offer (as defined below) (the "Final Price Cap"), to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the tender offer (the "Tender Offer"). The "Daily VWAP" is the daily per share volume-weighted average price for LyondellBasell's ordinary shares on the New York Stock Exchange, as defined in more detail in the Offer to Purchase that was distributed to shareholders and filed with the Securities and Exchange Commission in connection with the Tender Offer.

        The Tender Offer is subject to a number of terms and conditions that are described in Tender Offer documents. You are receiving this letter because you hold either (1) vested stock options or (2) stock options that will vest on or before the date on which the Tender Offer expires (one (1) minute after 11:59 P.M., New York City time, on July 8, 2019, unless the Tender Offer is extended or terminated), the deadline for participating in the Tender Offer. This letter provides a brief overview of the Tender Offer and the steps you need to take if you wish to participate.

Procedure for Option Holders to Participate

        The Tender Offer is generally being made to LyondellBasell's shareholders. Because you hold vested options (or hold options that will vest before the Tender Offer expires), you may participate in the Tender Offer by first exercising your vested stock options and then tendering your ordinary shares in accordance with the terms and conditions of the Tender Offer documents set forth below.

        For information about your stock option grants, including grant date, exercise price, vesting dates, number of vested ordinary shares, and expiration dates, please access your account with Solium Capital LLC ("Solium Shareworks") on the Solium Shareworks Platform at https://www.lyb.com/stock. Representatives of Solium Shareworks are also available if you have questions related to your stock options, or if you need assistance in exercising your vested stock options.

        You should also review the prospectuses prepared in connection with the registration on Form S-8 of the LyondellBasell ordinary shares underlying your stock options. The prospectuses are available at https://www.lyondellbasell.com/en/investors/sec-filings/.

        If you are a former employee of LyondellBasell or its subsidiaries, your vested stock options generally remain exercisable for 90 days following the effective date of your termination of employment; however, you should review your award agreement to confirm the expiration date of your stock options. Please keep the expiration date of your stock options in mind when making a decision about whether to participate in the Tender Offer. The Tender Offer will not extend the expiration date or otherwise modify the terms of your options.

        Following the exercise of your stock options, you will receive LyondellBasell ordinary shares that you may tender in the Tender Offer if you so choose. You should evaluate all of the Tender Offer documents to determine if participation would be advantageous to you. The Tender Offer documents consist of (1) an Offer to Purchase dated June 10, 2019, and (2) the Letter of Transmittal. You can obtain a copy of the Tender Offer documents from Georgeson LLC, the information agent for the Tender Offer, at 1-866-300-8594. The Offer to Purchase sets forth all of the terms and conditions of the Tender Offer, some of which are summarized below. If you hold share certificates registered in your own name, the Letter of Transmittal is the form you would use to inform LyondellBasell that you wish to participate in the Tender Offer. If you have the ordinary shares that you receive upon exercise of options deposited into a brokerage account, the brokerage firm will be required to tender the ordinary shares on your behalf, and you must complete any forms required to instruct the broker to tender on your behalf and must meet any deadlines set by the broker for receipt of those forms. If you are considering exercising your stock options and participating in the Tender Offer and have any questions, you should contact Solium Shareworks Executive Services (at 1 (480) 308-8171) regarding exercising your stock options or Georgeson LLC (at 1-866-300-8594) regarding the Tender Offer.

        Whether or not you choose to exercise your stock options, and whether or not you choose to participate in the Tender Offer, are entirely your decisions. LyondellBasell's Board of Directors has approved the making of the Tender Offer. However, neither LyondellBasell nor its Board of Directors is making any recommendation as to whether you should exercise your stock options, whether you should participate in the Tender Offer or, if you decide to participate, at what purchase price or purchase prices you may tender your ordinary shares in the Tender Offer. You should review the Tender Offer materials, each as may be amended or supplemented from time to time, including the Offer to Purchase and the Letter of Transmittal, and consult your own tax, financial and other personal advisors before determining whether to exercise options and whether to participate in the Tender Offer.

        If you do decide to exercise your vested stock options and participate in the Tender Offer, you should be aware that the Tender Offer expires at one (1) minute after 11:59 p.m., New York City time, on July 8, 2019, unless extended or terminated by LyondellBasell. In addition, as noted above, if the ordinary shares you receive upon exercise of options are deposited into a brokerage account, you will have to meet any earlier deadline set by the brokerage firm for their receipt of your instruction to tender the ordinary shares in your account.

        If you wish to exercise all or a portion of your vested stock options in order to tender the underlying ordinary shares in the Tender Offer, you must exercise your stock options early enough to allow LyondellBasell to facilitate your exercise and to transfer the ordinary shares to you before the Tender Offer expires. You should note that an option exercise procedure can take several days, so you should plan your decisions accordingly. For further information, or if you have any questions relating to exercising your options, including those relating to the applicable deadlines, contact Solium Shareworks as described above.

        If you do elect to exercise your stock options, the exercise is not revocable, even if all or a portion of your ordinary shares are not accepted in the Tender Offer.

Summary of Terms of the Tender Offer

        The terms and conditions of the Tender Offer are fully set forth in the Offer to Purchase and the Letter of Transmittal, available from Georgeson LLC, the information agent for the Tender Offer, at 1-866-300-8594. The summary set forth below is intended only to provide you with a brief overview of the Tender Offer so that you can determine whether you want to obtain a copy of the Tender Offer documents for further review. This summary is qualified by the terms and conditions set forth in the Tender Offer documents.

        LyondellBasell invites its shareholders to tender up to 37,000,000 of its issued and outstanding shares, par value €0.04 per ordinary share, for purchase by LyondellBasell at a price that is the lesser of (i) a price no greater than $88.00 nor less than $77.00 per ordinary share, and (ii) a price that equals the Final Price Cap, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Tender Offer.

        LyondellBasell will determine a single per share price that it will pay for ordinary shares properly tendered and not properly withdrawn from the Tender Offer, taking into account the total number of ordinary shares tendered and the prices specified, or deemed specified, by tendering shareholders, and the Final Price Cap. This single per share price (the "Final Purchase Price") will be the lesser of (i) the lowest single purchase price, not greater than $88.00 nor less than $77.00 per ordinary share, that would allow LyondellBasell to purchase 37,000,000 ordinary shares, or all ordinary shares properly tendered and not properly withdrawn in the event that fewer than 37,000,000 ordinary shares are properly tendered and not properly withdrawn, and (ii) the Final Price Cap. If the Final Price Cap is determined to be less than $77.00 per ordinary share, which is the low end of the price range in the Tender Offer, LyondellBasell will not purchase any ordinary shares tendered in the Tender Offer, unless it decides, in its sole discretion, to amend or extend the Tender Offer in accordance with applicable law.

        LyondellBasell reserves the right to change the per share purchase price range and to increase or decrease the number of ordinary shares sought in the Tender Offer, subject to applicable law and the authority of LyondellBasell to conduct a share repurchase program up to 10% of its outstanding ordinary shares, including any restrictions or limitations contemplated on such repurchases, as approved by the shareholders of LyondellBasell at its annual general meeting of shareholders held on May 31, 2019 (the "2019 Shareholder Authorization"). In accordance with the rules of the Securities and Exchange Commission, if more than 37,000,000 ordinary shares are tendered in the Tender Offer at or below the Final Purchase Price, subject to the 2019 Shareholder Authorization, LyondellBasell may increase the number of ordinary shares accepted for payment in the Tender Offer by no more than 2% of the outstanding ordinary shares without extending the Tender Offer.

        LyondellBasell will acquire ordinary shares in the Tender Offer at the Final Purchase Price upon the terms and subject to the conditions of the Tender Offer, including "Odd Lots" priority, proration and the conditional tender provisions described in the Offer to Purchase. These terms and conditions generally provide that LyondellBasell will first accept ordinary shares tendered by smaller shareholders (individuals who own, beneficially or of record, an aggregate of less than 100 ordinary shares), provided these individuals proprerly tender all of their ordinary shares, and then will accept ordinary shares properly tendered on a pro rata basis. LyondellBasell will only purchase conditionally tendered ordinary shares, by random lot and to the extent feasible, if such purchase is necessary to permit LyondellBasell to purchase 37,000,000 ordinary shares (or such greater amount as LyondellBasell may elect to purchase, subject to applicable law and the 2019 Shareholder Authorization).

        If you exercise any of your vested stock options, and LyondellBasell does not accept the tender of all or any of your ordinary shares for any reason, including, without limitation, oversubscription, you will not be able to rescind your stock option exercise.

Tax Implications

        You should consult your own tax advisor as to the particular U.S. federal income tax consequences to you of exercising your stock options and tendering ordinary shares pursuant to the Tender Offer and the applicability and effect of any state, local or foreign tax laws and other tax consequences with respect to option exercises and the Tender Offer.

THE TENDER OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM, OR ON BEHALF OF, HOLDERS OF ORDINARY SHARES IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

Stock plan recordkeeping and administrative services are provided by Solium Shareworks. LyondellBasell and Solium Shareworks are not affiliated. This material has been prepared and distributed by LyondellBasell and it is solely responsible for its accuracy.

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LYONDELLBASELL INDUSTRIES N.V. NOTICE TO CERTAIN HOLDERS OF STOCK OPTIONS RE: OFFER TO PURCHASE ORDINARY SHARES OF LYONDELLBASELL INDUSTRIES N.V. June 10, 2019